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                                AMENDMENT TO THE
                                     BYLAWS
                                       OF
                       BOBBY ALLISON WIRELESS CORPORATION
                               DATED JUNE 1, 1999



      Pursuant to the provisions of ARTICLE IX of the Bylaws of Bobby Allison Wireless Corporation (the "Corporation") and the Florida Statutes, the Corporation hereby makes the following amendment to its Bylaws:

      Section 2 of Article II of the Bylaws of the Corporation shall be deleted in its entirety and the following language shall be inserted in lieu thereof.

            SECTION 2. Annual Meetings of the Shareholders of shall be held on the second Tuesday in June if not a legal holiday in the state in which the meeting shall be held, and if a legal holiday, then on the next secular day following, and at such time as determined by the board of directors, or at such other date and time as shall be designated from time to time by the board of directors and stated in the notice of the meeting. At the annual meeting, the shareholders shall elect a board of directors and transact such other business as may properly be brought before the meeting. If the annual meeting is not held on the date designated therefor, the board of directors shall cause the meeting to be held as soon thereafter as convenient.

      The effective date of this amendment to the Bylaws of the Corporation is June 1, 1999 and is hereby certified by the Secretary of the Corporation as a true and correct copy of the amendment to the Bylaws.

                                               /s/ James L. Ralph
                                               ---------------------------------
                                               James L. Ralph,. Secretary








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